

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

      Re: Livento Group, Inc.
          Amendment No. 3 to Registration Statement on Form 10-12G
          Filed November 15, 2022
          File No. 000-56457

Dear David Stybr:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our references to prior comments are to comments in our October 14, 2022 letter.

Form 10-12G/A filed November 15, 2022

General

1. We note your response to our prior comment 21. However, you continue to be unresponsive to our question regarding your consideration of Rule 3-05 of Regulation S-X and ASC 805. We will defer our review of your responses to all of the other comments until you provide in the Form 10-12G two years of audited financial statements of the operating company, along with a comprehensive written response that clearly addresses your consideration of Rule 3-05 of Regulation S-X and ASC 805. In this regard, since the Company had limited operations and no assets prior to the March 2022 merger, it appears audited financial statements for the years ended December 31, 2021 and December 31, 2020 of the operating company are required to be presented in your filing.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton